SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Immersion Corporation

(Name of Issuer)

Common Stock ($0.001 Par Value)

(Title of Class of Securities)

452521107

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452521107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Louis Rosenberg, Ph.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 166,774

	6.	Shared Voting Power 1,207,403 (1)

	7.	Sole Dispositive Power 166,774

	8.	Shared Dispositive Power 1,207,403 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,374,177

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 6.83% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)           6,600 shares are owned by the Rosenberg 2000 Gift Trust; 830,623 shares are owned by the Rosenberg 2001 Revocable Trust and 370,180 shares are owned by the Sherstin L. Rosenberg Revocable Trust 2002.  Sherstin L. Rosenberg, the spouse of the reporting person, is the sole trustee of the Rosenberg 2000 Gift Trust and the Sherstin L. Rosenberg Revocable Trust 2002 and a trustee of the Rosenberg 2001 Revocable Trust.

(2)           Based on 20,133,903 shares outstanding as of November 6, 2002, as set forth in the issuer’s Report on Form 10-Q for the quarter ended September 30, 2002, as filed with the Securities and Exchange Commission.

Item 1.
	(a)	Name of Issuer Immersion Corporation
	(b)	Address of Issuer's Principal Executive Offices 801 Fox Lane San Jose, California 95131

Item 2.
	(a)	Name of Person Filing Louis Rosenberg, Ph.D.
	(b)	Address of Principal Business Office or, if none, Residence P.O. Box 390511 Mt View, California 94039
	(c)	Citizenship The person filing is a citizen of the United States of America.
	(d)	Title of Class of Securities Common Stock ($0.001 par value)
	(e)	CUSIP Number 452521107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership See rows 5 through 11 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2003
Date
/s/ Louis Rosenberg, Ph.D.
Signature
Louis Rosenberg, Ph.D.
Name/Title